                                                       COMMISSION FILE NO. 1-496
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT



                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                      FOR THE YEAR ENDED DECEMBER 31, 2000


                               Title of the Plan:


                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

               Issuer of the securities held pursuant to the Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN


                              FINANCIAL STATEMENTS


                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 2000 and 1999


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 2000

                         NOTES TO FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULES

Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                 EXHIBIT INDEX

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                      2000            1999
         INTEREST IN HERCULES INCORPORATED
         MASTER SAVINGS TRUST                      $7,293,283      $10,652,871
                                                   ----------      -----------
            NET ASSETS AVAILABLE FOR BENEFITS:     $7,293,283      $10,652,871
                                                   ==========      ===========


   The accompanying notes are an integral part of these financial statements.

                   HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                            Year Ended
                                                         December 31, 2000
 ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income(loss):

     Decrease in net interest in Hercules
     Incorporated Master Savings Trust                     $   (261,790)

     Contributions:
            Participant                                         461,091
            Employer                                             43,192
                                                           ------------
                                                                504,283
                                                           ------------
     Total additions                                            242,493

DEDUCTIONS:

Deductions from net assets attributed to:

     Benefits paid to participants                            3,602,081
                                                           ------------
     Total deductions                                         3,602,081
                                                           ------------
     Net decrease                                            (3,359,588)

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                         10,652,871
                                                           ------------
   End of year                                             $  7,293,283
                                                           ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         The following description of the Hercules Incorporated Employee Savings Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         Upon hire, certain represented employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 10% of their annual wages on a post-tax basis. Hercules Incorporated (the Company) makes matching contributions up to 25% of the first 10% of the annual wages that an employee contributes to the Plan. The participant shall direct the investment of his or her monthly savings in 5% increments and the employer match in any of the Plan's investment options, or a combination thereof.

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment income that includes the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   INVESTMENTS IN MASTER TRUST

         The assets of the Plan are held in the Hercules Incorporated Master Savings Trust (the Trust) along with the assets of the Hercules Incorporated Savings and Investment Plan. Bankers Trust Company (Trustee) holds the assets of the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of year value of the Plan's interest in the Trust plus contributions and allocated investment income less actual distributions. The Plan's share of the net assets in the Trust was approximately 2% and 3% both at December 31, 2000 and 1999 respectively. However, 100% of the Trust's Loan Fund balance is allocated to the Hercules Incorporated Savings & Investment Plan. Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group.

         The following table presents the fair values of investments for the
Trust:

                                                           December 31,
                                                       2000             1999
                                                   ------------     ------------
         Hercules Incorporated Common Stock......  $ 58,451,380     $ 55,786,379
         Mutual Funds............................   145,542,269      178,488,853
         Blended Interest Rate Fund..............    94,599,576      109,620,622
         Loan Fund                                    7,060,823        8,092,771
                                                   ------------     ------------
              Total..............................  $305,654,048     $351,988,625
                                                   ============     ============


         Investment income for the trust for the year ended December 31, 2000 is as follows:

           Net depreciation in fair value of investments:
              Hercules Incorporated Common Stock                 $(14,573,231)
              Mutual Funds....................................    (21,077,180)
                                                                 ------------
                                                                  (35,650,411)
              Interest                                              6,520,700
              Dividends.......................................      7,471,218
                                                                 ------------
                              Total...........................   $(21,658,493)
                                                                 ============


3.   TAX STATUS

         The United States Treasury Department advised on October 29, 1997 that the Plan as amended through February 1, 1996 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

4.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31,
                                                          2000         1999
                                                       ----------  -----------
    Net Assets Available for Benefits
         per the financial statements  ..............  $7,293,283  $10,652,871

    Amounts Allocated to Withdrawing Participants....           0      (10,175)
                                                       ----------  -----------

    Net Assets Available for Benefits
         per the Form 5500...........................  $7,293,283  $10,642,696
                                                       ==========  ===========


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
         The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                  Year Ended
                                                               December 31, 2000
Benefits paid to participants per the financial statements...     $ 3,602,081

Add:     Amounts Allocated to Withdrawing Participants at
         December 31, 2000...................................               0

Less:    Amounts Allocated to Withdrawing Participants at
         December 31, 1999...................................         (10,175)
                                                                  -----------

Benefits paid to participants per the Form 5500..............     $ 3,591,906
                                                                  -----------

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


5.   PLAN TRANSFERS

          On June 16, 2000, Hercules' Nitrocellulose business was acquired by Green Tree Chemical Technologies. Nitrocellulose was manufactured at Hercules' Parlin, NJ plant location. The Hercules Incorporated Employee Savings Plan was established specifically for the employees at the Parlin site. Following the sale, the former employees had the option of keeping their account balances in the Hercules Employee Savings Plan, withdrawing the funds if retirement eligible, or electing to rollover their entire account balance(s) into an Individual Retirement Plan (IRA) or other qualified plan. There were approximately 315 plan participants with account balances prior to the sale. As of December 31, 2000, approximately 200 of these participants remained in the plan.


6.   SUBSEQUENT EVENTS

         After the close of business on January 31, 2001, the Hercules Incorporated Employee Savings Plan merged into the Hercules Incorporated Savings and Investment Plan. Pursuant to the merger, 194 participants with assets having a fair market value of $ 7,345,810 million at the time of the merger, became part of the Hercules Incorporated Savings & Investment Plan.

         The former Hercules Incorporated Employee Savings Plan participants underwent changes to their benefits under the Hercules Incorporated Savings & Investment Plan. In the former plan, participants could make contributions on a post-tax basis only. The employer match was 2.5% of the first 10% of employee contributions, and was a participant-directed investment. In the Hercules Incorporated Savings and Investment Plan, the company makes matching contributions in the form of Hercules Incorporatied common stock. The former plan did not allow for participant loans. In the Hercules Incorporated Savings and Investment Plan, participants can make contributions in 1% increments from 2 % to 15% of base pay on a pre or post-tax basis. Participants are also eligible for participant loans.


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
                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Employee Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 29, 2001
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                    HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN



                                    /s/ GAYNOR KELLEY
                                    Gaynor Kelley, Chairman
                                    Finance Committee, Hercules Incorporated
                                    Plan Administrator


Date: June 29, 2001
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                                  EXHIBIT INDEX

      Number                         Description
        23               Consent of Independent Accountants.